

20009269

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Ballantyne, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corporate Place, Ste 185

(No. and Street)

Charlotte	**NC**	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Team   (704)927-2939

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co PLLC

(Name – *if individual, state last, first, middle name*)

4600 Park Road, Ste 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Steve Team _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

First Ballantyne, LLC _____, as

of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>
Kyle Edward Caropreso
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires July 24 2022
</td>
<td>
_____
Signature
</td></tr>
</table>

_____
Notary Public

CFO
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST BALLANTYNE, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of First Ballantyne, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Ballantyne, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Ballantyne, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Ballantyne, LLC's management. Our responsibility is to express an opinion on First Ballantyne, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Ballantyne, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Ballantyne, LLC's financial statements. The supplemental information is the responsibility of First Ballantyne, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
We have served as First Ballantyne, LLC's auditor since 2002.
Charlotte, North Carolina
February 20, 2020

FIRST BALLANTYNE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 115,815
Deposits with clearing organization (cash)	9,577,861
Receivables from clearing organization	2,750,033
Securities owned:	
Marketable, at market value	44,949,783
Furniture, equipment, and leasehold improvements,	
at cost, less accumulated depreciation of $109,995	12,292
Goodwill	1,945,607
Right of use assets	534,304
Other assets	91,689
	$ 59,977,384

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payables to clearing organization	$ 44,924,644
Securities sold, not yet purchased,	
at market value	1,639,015
Income taxes payable	370,000
Deferred tax liability	197,032
Operating lease liabilities	535,724
Accounts payable, accrued expenses,	
and other liabilities	476,265
	48,142,680
Commitments and contingent liabilities	-
Members' equity	11,834,704
	$ 59,977,384

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Principal transactions	$ 13,194,185
Interest and dividends	2,049,090
Other income	45,384
	15,288,659
Expenses:	
Employee compensation and benefits	9,349,830
Clearance fees	963,303
Communications and data processing	597,763
Interest	1,336,382
Regulatory	104,437
Occupancy	74,475
Other expenses	251,278
	12,677,468
Net income before tax	2,611,191
Income tax expense	635,458
Net income	$ 1,975,733

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Beginning Balance, January 1, 2019	$ 10,024,304
Net income	1,975,733
Distributions	(165,333)
Ending Balance, December 31, 2019	$ 11,834,704

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income			$ 1,975,733
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	$	5,035	
(Increase) decrease in operating assets:			
Deposits with clearing organization		(2,159,885)	
Receivable from clearing organization		2,809,652	
Securities owned		(6,469,172)	
Other assets		(6,623)	
Increase (decrease) in operating liabilities:			
Payable to clearing organization		6,542,172	
Securities sold, not yet purchased		(2,843,187)	
Deferred tax liabilities		(30,313)	
Accounts payable, accrued expenses, and other liabilities		444,500	
Total adjustments			(1,707,821)
Net cash provided by operating activities			267,912

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of intangibles, furniture, equipment, and leasehold improvements		(4,837)	
Net cash used in investing activities			(4,837)

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions of members' equity		(165,333)	
Net cash used in financing activities			(165,333)

INCREASE IN CASH			97,742
CASH AT BEGINNING OF YEAR			18,073
CASH AT END OF YEAR			$ 115,815

The accompanying notes are an integral part of the financial statements.

FIRST BALLANTYNE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 1 - Organization and Nature of Business:

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Effective January 1, 2018, the Company elected to change its tax classification from a partnership to a C corporation. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. Tax years after 2015 remain subject to examination by Federal and State taxing authorities.

Property and equipment:

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Any gain or loss on disposition of property and equipment is reported in the year of disposition.

Intangible assets:

The Company accounts for intangible assets under FASB ASC Topic 350, "Intangibles-Goodwill and Other" under which intangible assets are recorded at cost. Those assets with a determinable estimated life are amortized on a straight-line basis over their estimated lives. Intangible assets with an indefinite life are not subject to amortization. These costs are evaluated at least annually for impairment in accordance with FASB ASC Topic 350-30-35-1 "Subsequent Measurement".

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the book value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

Note 2 - Significant Accounting Policies (continued):

Leases:

Effective January 1, 2019, the Company adopted ASC 842, Leases. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less and recognize lease payments for those short-term leases on a straight-line basis over the lease term in the Statement of Income. Operating leases are included in ROU assets and operating lease liabilities in the Statement of Financial Condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate. The ROU asset also includes any lease prepayments, offset by lease incentives.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value of financial instruments:

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 2 - Significant Accounting Policies (continued):

Fair value of financial instruments (continued):

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into 3 levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the products does not entail a significant degree of judgement.

- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

			Estimated Useful Lives
Office equipment	$	58,656	5 years
Furniture and fixtures		47,156	7 years
Leasehold improvements		20,000	9 years
		125,812	
Less: accumulated depreciation		(113,520)	
	$	12,292	

Depreciation expense for the year ended December 31, 2019 totaled $5,035.

Note 4 - Receivable From and Payable to Clearing Organization:

Amounts receivable from and payable to a clearing organization at December 31, 2019, consist of the following:

	Receivable	Payable
Deposits with clearing organization	$ 9,577,861	$ -
Receivable from clearing organization	2,750,033	-
Payable to clearing organization	-	44,924,644
	$ 12,327,894	$ 44,924,644

Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2019
Assets at Fair Value				
Securities owned:				
US gov't and agency securities				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. Gov't Agency and U.S. GSE	-	-	-	-
Total US gov't and agency securities	-	-	-	-
Corporate and other debt:				
Securities issued by State and Political Subdivisions	-	21,114,562	-	21,114,562
Money Market Instruments	-	442,515	-	442,515
Private-Label Mortgage-Backed Securities	-	223,415	-	223,415
Other Asset-Backed Securities	-	94,024	-	94,024
Corporate Obligations	-	21,564,866	-	21,564,866
Stocks & Warrants	-	1,510,401	-	1,510,401
Total corporate and other debt	-	44,949,783	-	44,949,783
Total securities owned at fair value	$ -	$ 44,949,783	$ -	$ 44,949,783
Liabilities at Fair Value				
Securities sold, not yet purchased:				
US gov't and agency securities				
U.S. Treasury securities	$ -	$ 1,177,737	$ -	$ 1,177,737
Total US gov't and agency securities	-	1,177,737	-	1,177,737
Corporate and other debt:				
Securities issued by State and Political Subdivisions	-	24,906	-	24,906
Private-Label Mtge-Backed Securities	-	157	-	157
Corporate Obligations	-	436,215	-	436,215
Total corporate and other debt	-	461,278	-	461,278
Total securities sold, not yet purchased at fair value	$ -	$ 1,639,015	$ -	$ 1,639,015

Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $301,898 for the year ended December 31, 2019.

Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2019, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2019.

Note 8 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2019 is as follows:

Income taxes paid	$	265,458
Interest paid	$	1,336,382

Note 9 - Leases:

As of December 31, 2019, the Company has entered into operating leases related to its office space and certain equipment. The initial terms expire at various dates between 2020 and 2022. Many of the leases include renewal options ranging from two to three years.

Operating lease expense is recognized on a straight-line basis over the lease term. Total operating lease expenses for the twelve-month period ended December 31, 2019 was $432,075.

Supplemental cash flow information related to operating leases was as follows:

	Twelve Months Ended December 31, 2019
Cash payments for operating leases	$ 430,969

The following table summarizes the future minimum payments for operating leases at December 31, 2019 due in each year ending December 31,

2020	$	328,622
2021		176,163
2022		36,922
Thereafter		-
	$	541,707

Note 10 - Income Taxes:

Income tax expense consists of the following components:

	Year Ended December 31, 2019
Current:	
Federal	$ 554,125
State	81,334
	$ 635,459
Deferred and Other:	
Federal	$ -
State	-
	$ -
Total Tax Expense	$ 635,459

The following schedule reconciles the federal statutory rate to the Company's tax rate.

Federal	21.0%
State, net of federal benefit	2.4
Permanent difference	0.9
	24.3%

Deferred tax liability consists entirely of book to tax differences in the deductibility of goodwill.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2019, the company had net capital of $2,560,154, which was $2,460,154 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.33 to 1.

Note 12 - Subsequent Events:

The Company evaluated all events and transactions through February 20, 2020, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

FIRST BALLANTYNE, LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Net capital:		
Total members' equity		$ 11,834,704
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		11,834,704
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		11,834,704
Deductions and/or charges:		
Nonallowable assets:		
Goodwill, furniture, equipment, and leasehold improvements, net	$ 1,957,899	
Other assets	91,689	
Deductions and/or charges		(2,049,588)
Other additions and/or allowable credites		-
Net capital before haircuts on securities positions (tentative net capital)		9,785,116
Haircuts on securities:		
Debt securities		(6,248,901)
Undue concentration		(976,061)
Net capital		$ 2,560,154
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, income taxes payable, and other liabilities		$ 846,265
Total aggregate indebtedness		$ 846,265

SCHEDULE I
FIRST BALLANTYNE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019
(continued)

Computation of basic net capital requirement:
  Minimum net capital required, greater of:
    Minimum net capital required as computed

at 6.67 percent of aggregate indebtedness	$	56,418	
Minimum dollar net capital requirement		100,000	
Total net capital requirement			$ 100,000
Excess net capital			$ 2,460,154
Excess net capital at 120 percent of minimum dollar requirement			$ 2,440,154
Ratio: Aggregate indebtedness to net capital			0.331 to 1

The total equity reported, $11,834,704, and net capital reported, $2,560,154 agree, in all material respects, with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2019.

FIRST BALLANTYNE, LLC
STATEMENT REGARDING SCHEDULE II, III, AND IV
AS OF DECEMBER 31, 2019

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members
First Ballantyne, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by First Ballantyne, LLC and SIPC, solely to assist you and the other specified parties in evaluating First Ballantyne, LLC's compliance with the applicable instructions of Form SIPC-7. First Ballantyne, LLC's management is responsible for First Ballantyne, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of amounts paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 20, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
9-9          1582           MIXED AADC 220
65792  FINRA   DEC
FIRST BALLANTYNE LLC
13860 BALLANTYNE CORPORATE PL STE 155
CHARLOTTE, NC 28277-3160
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) .... $ _____19,495_____

   B. Less payment made with SIPC-6 filed (exclude interest)

   __7/29/2019__
   Date Paid (_____11,126_____)

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _____8,369_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____8,369_____

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
   Total (must be same as F above) $ _____8,369_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST BALLANTYNE, LLC
(Name of Corporation, Partnership or other organization)

Steve Team
(Authorized Signature)

Dated the _19TH_ day of _FEBRUARY_, 20 _20_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
   Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____

Exceptions: _____

Disposition of exceptions: _____

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ _15,288,659_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_955,615_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _1,336,382_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

_1,336,382_

Total deductions

_2,291,997_

2d. SIPC Net Operating Revenues

$ _12,996,662_

2e. General Assessment @ .0015

$ _19,495_

(to page 1, line 2.A.)



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Ballantyne, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Ballantyne, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Ballantyne, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Ballantyne, LLC stated that First Ballantyne, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Ballantyne, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Ballantyne, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 20, 2020



FIRSTBALLANTYNE
FIXED INCOME SECURITIES

February 20, 2020

Re: Securities Exchange Act
        Rule 17a-5(d)(4)
        Exemption Report

First Ballantyne, LLC makes the following declarations as of December 31, 2019:

- First Ballantyne, LLC is exempt from the requirements of SEA Rule 240.15c3-3
- The above exemption is claimed based on the provisions of SEA Rule 240.15c3-3(k)(2)(ii). All customer transactions clear through another broker-dealer on a fully disclosed basis.
- First Ballantyne, LLC met the exemption provisions described above throughout the most recent fiscal year without exception.

Steve Team
CFO
First Ballantyne, LLC